

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON ANNOUNCES CORPORATE UPDATE WEBCAST AT ANNUAL & SPECIAL MEETING AND Q1 RESULTS

CALGARY, May 7, 2012 – Compton Petroleum Corporation (TSX - CMT) announces that Mr. Edward Bogle, President and Chief Executive Officer, will present a corporate update on May 10, 2012 at approximately 3:45 p.m. following Compton's Annual & Special Meeting. Links to the webcast and presentation slides will be available at the start of the presentation on Compton's website at www.comptonpetroleum.com. The webcast will be archived on the website for 90 days.

In addition, subsequent to the expected release of the Corporation's First Quarter 2012 Results on May 10, 2012, Compton will host a conference call and web cast on Friday, May 11, 2012 at 9:00 a.m. MST (11:00 a.m. EST) to discuss the Corporation's first quarter financial, operating and reserves results. ***The format of the call will be as a question and answer session for analysts and investors after a brief summary of results and strategy.*** To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. To participate in the web cast, please visit: www.comptonpetroleum.com. The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-855-859-2056 or 1-416-849-0833 and enter access code 53779437# until May 18, 2012.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and

Notikewin. Compton 's emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com